UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 15, 2024

(Date of Report (Date of earliest event reported))

GRAZE, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3705318
(State of incorporation)	(IRS Employer Identification Number)

6700 Pinecrest Drive, Suite 400 Plano, TX 90245	75024
(Address of principal executive offices)	(ZIP Code)

214-799-1973

(Registrant’s telephone number, including area code)

Common Stock

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3.	Material Modification to Rights of Securityholders

Reference is made to Item 9 of this report.

Item 9.	Other Events

On January 15, 2024, we sent a letter to our stockholders advising them of a proposed restructuring plan pursuant to which we will contribute our assets to a newly formed subsidiary, Graze Robotics, and will then seek to raise capital in the new subsidiary. We believe that the plan is in the best interest of our stockholders, offering the following potential advantages:

•	It enables Graze to attract institutional capital into Graze Robotics, without the obstacles that are present in fundraising into an entity with multiple classes of stock owned by a large number of stockholders.
•	It allows Graze to present itself to the investment community with a stockholder structure that agrees with established investment criteria.
•	It positions the new Graze structure for a substantial round of capital investment, paving the way for Graze to address its expected long-term capital requirements.

Completion of the plan is subject to the approval of our stockholders.

We have circulated to our stockholders a written consent to be executed by a majority of the outstanding shares of Series A Preferred Stock and Class F Stock to the following actions:

•	Approval of the restructure plan described above
•	Approval of an amendment and restatement of our certificate of incorporation
•	Consent to the increase in our authorized Series A-1 Preferred Stock from 2,198,063 to 2,948,063 additional shares
•	Consent to the increase in the size of our board of directors by an additional two persons

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our reports filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By:	/s/ Logan Fahey Franz
Logan Fahey Franz, President & CEO

Date: January 23, 2024